BRANDON J. CAGE
Assistant Vice President
Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
April 1, 2009
Michael L. Kosoff
Staff Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Response to comments regarding Post-Effective Amendment No. 12 of the Pacific Voyages (333-136597) Individual Flexible Premium Deferred Variable Annuity, funded by Separate Account A (811-08946) of Pacific Life Insurance Company regarding new optional benefit riders and other disclosure
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company and Separate Account A of Pacific Life Insurance Company (811-08946) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received from you via telephone on March 26, 2009, in connection with the above referenced Post-Effective Amendment on Form N-4, filed with the SEC on February 9, 2009. The page numbers referenced in the Staff comments below were updated to coincide with page flow changes in the supplement.
Please be advised, that we will not offer the optional CoreProtect Advantage Rider. Any references to this Rider were removed from the supplement. As a result, we have not responded to any Staff comments concerning this Rider. However, we did respond to any comments that addressed accumulation benefit riders generally (e.g. Staff Comment 6).
1. Staff Comment: General Comment.
a. Please include the adjustments to rider pricing in the May 1, 2009 registration statement as opposed to adding this disclosure through supplements.
Response: We hereby confirm that we will move the rider price adjustments (Income Access, GPA 3 and GIA Plus) to each applicable May 1, 2009 registration statement.
b. Whenever a calculation has a corresponding example, please include a cross reference to that example.
Response: Thank you, we will take this into consideration.

Mr. Kosoff
April 1, 2009

c. With regard to GMWB riders, please explain to the Contract Owner the effect of the waiver of Required Minimum Distributions in 2009 to the benefit payments, if any.
Response: We added the following disclosure to the “Required Minimum Distribution” section of each GMWB Rider:
“The Worker, Retiree, and Employer Recovery Act of 2008 provides for a temporary waiver of 2009 RMDs. If you elect to take your 2009 RMD (do not waive) then no adjustment will be made to the Protected Payment Base as a result of an excess withdrawal if the above requirements are satisfied.”
2. Staff Comment: An Overview of Pacific Voyages (p. 1).
a. When describing each rider, please include a statement regarding the imposition of investment restrictions.
Response: We added the following disclosure to the first paragraph of the Optional Riders subsection (underlined for your reference):
“At initial purchase and during the entire time that you own an optional living benefit Rider, you must invest your entire Contract Value in an asset allocation program or in Investment Options we make available for these Riders. The allocation limitations associated with these Riders may limit the number of Investment Options that are otherwise available to you under your Contract. See the OTHER OPTIONAL RIDERS – General Information – Investment Allocation Requirements section in the Prospectus.”
3. Staff Comment: An Overview of Pacific Voyages – CoreIncome Advantage Rider (p. 1).
a. Please modify the first sentence to add language similar to “if certain conditions are met”.
Response: We modified the first sentence of the rider as follows (underlined for your reference):
“This optional Rider lets you, before the Annuity Date, withdraw up to 4% of your Protected Payment Base per year, lock in market gains, and provides the potential to receive 4% of a Protected Payment Base for life, if certain conditions are met.”
4. Staff Comment: Period Expenses (p. 1).
a. Please remove references to current rider charges in effect prior to May 1, 2009.
Response: The references were removed.
b. Please clarify in the period expenses section what is the relationship between the various bases on which charges for the optional riders are assessed and contract value if the rider was elected on the date the contract was issued.
Response: We added the following disclosure to the CoreIncome Advantage Rider footnote (underlined for your reference):
“* If you buy the CoreIncome Advantage Rider, the annual charge is equal to the current charge percentage multiplied by the Protected Payment Base. The initial Protected Payment Base is equal to the initial Purchase Payment if purchased at Contract issue or is equal to the Contract Value if the Rider is

Mr. Kosoff
April 1, 2009

purchased on a Contract Anniversary. For a complete description of the Protected Payment Base, see the OTHER OPTIONAL RIDERS – CoreIncome Advantage Rider section in this supplement. The...”
Response: We added the following disclosure to the GPA 3 footnote (underlined for your reference):
“12If you buy the GPA 3 Rider, the annual charge is equal to the current charge percentage multiplied by the Guaranteed Protection Amount. The initial Guaranteed Protection Amount is equal to the initial Purchase Payment if purchased at Contract issue or is equal to the Contract Value if the Rider is purchased on a Contract Anniversary. For a complete description of the Guaranteed Protection Amount, see OTHER OPTIONAL RIDERS – Guaranteed Protection Advantage 3 (GPA 3) Rider.”
“14If you buy the GIA Plus Rider, we charge the fee based on the greater of the Contract Value or the Guaranteed Income Base. The initial Guaranteed Income Base is equal to the initial Purchase Payment if purchased at Contract issue or is equal to the Contract Value if the Rider is purchased on a Contract Anniversary. The Guaranteed Income Base is the amount invested to date grown at 5% annually (until age 80) that may be used for fixed annuity payments starting on the Annuity Date. For a complete description of the Guaranteed Income Base, see OTHER OPTIONAL RIDERS – Guaranteed Income Advantage Plus (GIA Plus) Rider.”
5. Staff Comment: Withdrawal Benefit Rider Exchanges Chart (p. 2).
a. Following the chart, please generally mention some of the other material differences a contract owner should be aware of (i.e. different withdrawal percentages, different withdrawal period, etc.).
Response: We added the following disclosure to the end of the paragraph:
“In addition, there are withdrawal percentages, annual credit percentages, and lifetime income age requirements that differ between the Riders listed above. Work with your investment professional prior to electing an exchange.”
b. Recommendation — Please consider creating a matrix or some other means of helping a contract owner understand the differences between the withdrawal benefit riders.
Response: Thank you, we will take this into consideration.
6. Staff Comment: Accumulation Benefit Rider Exchanges Chart.
a. Following the chart, please generally mention some of the other material differences a contract owner should be aware of (i.e. Term, Step-Ups, etc.).
Response: We added the following disclosure to the end of the paragraph:
“In addition, there are Step-Up eligibility requirements that differ between the Riders listed above. Work with your investment professional prior to electing an exchange.”
b. Recommendation — Please consider creating a matrix or some other means of helping a contract owner understand the differences between the accumulation riders.
Response: Thank you, we will take this into consideration.

Mr. Kosoff
April 1, 2009

7. Staff Comment: CoreIncome Advantage (p. 3).
a. Please begin the discussion with the purpose of the rider (e.g. to provide income, for the life of the Contract Owner if certain conditions are met).
Response: We added the following disclosure as the first paragraph of the CoreIncome Advantage Rider section:
“This optional Rider lets you, before the Annuity Date, lock in market gains and withdraw up to 4% of a Protected Payment Base for life, if certain conditions are met.”
b. Purchasing the Rider subsection. Until the supplement is rolled into the prospectus please provide a more precise cross reference to the investment allocation restrictions (i.e. state which heading in the table of contents to look under).
Response: We modified the last line of the first paragraph as follows (underlined for your reference):
“You may purchase this optional Rider on the Contract Date or on any Contract Anniversary (if available)...and you allocate your entire Contract Value according to the Investment Allocation Requirements outlined in the Prospectus. See OTHER OPTIONAL RIDERS – General Information – Investment Allocation Requirements.”
c. How the Rider Works subsection. When describing that a withdrawal includes all applicable withdrawal charges, please explain that these charges include CDSCs, premium taxes, other taxes and any other charges that the Registrant deems to be inclusive of a withdrawal.
Response: The term “withdrawal” for Rider purposes does NOT include premium taxes, and/or other taxes or any additional charges. The disclosure in the supplement “For purposes of this Rider, the term “withdrawal” includes any applicable withdrawal charges” is correct. As part of our registration statement update for May 1, 2009, we have modified existing rider disclosure to be consistent with the specific disclosure in this supplement.
d. How the Rider Works subsection. When discussing on page 4 the impact of excessive withdrawals under the CoreIncome Advantage Rider, please note for clarity that the effect of such a withdrawal on the base is amplified when contract value is below the Remaining Protected Balance.
Response: We added the following disclosure to the third paragraph:
“If a withdrawal is greater than the Protected Payment Amount and the Contract Value is less than the Protected Payment Base, both the Protected Payment Base and Remaining Protected Balance will be reduced by an amount that is greater than the excess amount withdrawn.”
e. How the Rider Works subsection. Please explain what “triggering event” refers to.
Response: We modified the disclosure as follows (underlined for your reference):

Mr. Kosoff
April 1, 2009

“If your Contract is a Qualified Contract, including a TSA/403(b) Contract, you are subject to restrictions on withdrawals you may take prior to a triggering event (e.g. reaching age 59 1/2, separation from service, disability) and you should consult your tax or legal advisor...”
9. Staff Comment: Rule 12h-7. If the Registrant wishes to rely on the exemption in Rule 12h-7 to avoid filing the Exchange Act reports of the Depositor, please include the statement required by 12h-7(f) in the prospectus.
Response: We will add disclosure prescribed by Rule 12h-7(f) to the May 1, 2009 prospectuses.
10. Staff Comment: Tandy Representation. Notwithstanding our comments, please acknowledge that: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above-referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
Response: The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.
Sincerely,
/s/ Brandon J. Cage
Brandon J. Cage